                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                               Pharmacyclics, Inc.
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    716933106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 27, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No 716933106                    13D                      Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT W. DUGGAN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    PF, OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
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 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,907,956
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,414,938(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,414,938(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  506,982  Shares of  Pharmacyclics,  Inc. held in managed  accounts pursuant to agreements  with Robert W. Duggan & Associates  ("RWD&A"),  of which
Mr. Duggan is a principal,  which Mr. Duggan may be deemed to beneficially  own.
Mr. Duggan disclaims  beneficial ownership of the Shares managed by RWD&A except to the extent of his pecuniary interest therein.

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CUSIP No 716933106                    13D                      Page 3 of 6 Pages
---------------------                                       --------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates to shares of the Common Stock,  par value
$0.0001 per share (the "Shares"), of Pharmacyclics,  Inc. (the "Issuer").  The
address of the  principal  executive  offices  of the Issuer is 995 E.  Arques
Avenue, Sunnyvale, California 94085-4521.

Item 2.     IDENTITY AND BACKGROUND.

      (a)   This statement is filed by Robert W. Duggan.

      (b)   The  principal  business  address of Mr. Duggan is 1933 Cliff Drive,
Suite 30, Santa Barbara, California 93107.

      (c)   The principal business of Mr. Duggan is investing.

      (d)   Mr. Duggan has not, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)   Mr.  Duggan  has not,  during the last five  years,  been party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Duggan is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase cost of the 3,907,956  Shares owned directly by Mr. Duggan is approximately $21,795,079, including brokerage commissions. The
3,907,956 Shares were acquired with personal funds. The aggregate  purchase cost of the 506,982 Shares held in accounts managed by RWDSA that may be deemed to be
beneficially  owned  by  Mr.  Duggan  is  approximately  $3,383,131,   including
brokerage commissions. The 506,982 Shares were acquired with investment funds.

Item 4.     PURPOSE OF TRANSACTION.

            Mr. Duggan purchased the Shares based on his belief that the Shares, when  purchased,  were  undervalued  and  represented  an attractive  investment
opportunity.   Depending  upon  overall  market  conditions,   other  investment
opportunities  available to Mr. Duggan, and the availability of Shares at prices that would make the purchase of  additional  Shares  desirable,  Mr.  Duggan may endeavor to increase his position in the Issuer through, among other things, the purchase of Shares on the open market or in private  transactions  or otherwise, on such terms and at such times as he may deem advisable.

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CUSIP No 716933106                    13D                      Page 4 of 6 Pages
---------------------                                       --------------------

            Mr.  Duggan does not have any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed  above. Mr. Duggan intends to review his  investment in the Issuer on a continuing  basis and  potentially  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment strategy, strategic acquisitions or divestitures, the price levels of the Shares,  conditions  in the  securities  markets and  general  economic  and industry conditions, Mr. Duggan may in the future take such actions with respect to his  investment  in the  Issuer as he deems  appropriate  including,  without limitation,  seeking Board representation,  nominating one or more directors and soliciting proxies on behalf of their election to the Board of Directors, making proposals  to the Issuer  concerning  changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing  additional  Shares,  selling some or all of his  Shares,  engaging  in short  selling  of or any  hedging  or similar  transaction  with respect to the Shares or changing his intention  with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The  aggregate  percentage of Shares  reported  owned by Mr. Duggan is based upon 25,930,053  Shares  outstanding,  which is the total number of Shares outstanding  as of June 7, 2007, as reported in the Issuer's Form S-3 filed with the Securities and Exchange Commission on June 8, 2007.

            As of the close of business on July 27, 2007,  Mr.  Duggan  directly
owned  3,907,956  Shares,   constituting   approximately  15.0%  of  the  Shares
outstanding.  As the  principal of Robert W. Duggan & Associates  ("RWD&A")  and pursuant to agreements  RWD&A has entered into with respect to the Shares of the
Issuer,  Mr. Duggan may be deemed to beneficially own the 506,982 Shares managed by RWD&A, constituting approximately 2.0% of the Shares outstanding.  Mr. Duggan disclaims  beneficial  ownership  of the Shares  managed by RWD&A  except to the extent of his pecuniary interest therein.

      (b) Mr.  Duggan  has the sole power to vote and  dispose of the  3,907,956 shares  directly  owned by him. Mr.  Duggan has the sole power to dispose of the
506,982  Shares  held in  accounts managed  by RWDSA  that he may be  deemed  to beneficially own. The actual owners of the 506,982 Shares that Mr. Duggan may be deemed to beneficially own have the sole power to vote such shares.

      (c) There were no transactions in the Shares by Mr. Duggan during the past
60 days.

      (d) Mr.  Duggan  has the right to  receive  and the  power to  direct  the receipt of dividends  from, or proceeds  from the sale of, the 3,907,956  Shares owned  directly by him. The actual owners of the 506,982 shares held in accounts managed by RWDSA  that Mr.  Duggan  may be deemed to  beneficially  own have the right to receive and the power to direct the receipt of dividends  from,  or the proceeds from the sale of, such Shares.

      (e) Not applicable.

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CUSIP No 716933106                    13D                      Page 5 of 6 Pages
---------------------                                       --------------------

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            RWD&A is party to  agreements  with  certain  investors  pursuant to which RWD&A has discretionary authority to make investment decisions for certain accounts  established  by such  investors.  RWD&A  receives a fee based upon the capital appreciation of each account.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  between Mr. Duggan and any other person, with respect to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

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CUSIP No 716933106                    13D                      Page 6 of 6 Pages
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                                   SIGNATURES
                                   ----------

After  reasonable  inquiry  and to the best of his  knowledge  and  belief,  the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2007
                                         /s/ Robert W. Duggan
                                         ---------------------------------------
                                         ROBERT W. DUGGAN